Filed by Longview Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp.

Commission File No. 001-39292

Date: November 23, 2020

The following is an excerpt from an interview with Larry Robbins, Chairman of the Board of Longview Acquisition Corp Inc., discussing the proposed acquisition of Butterfly Network, Inc.

Vonnie Quinn:

You must be thrilled at the launch really on Friday and the reception of Butterfly. Though it is a fantastic device, explain to us what it does.

Larry Robbins:

Sure. So the device has been the first and only to put ultrasound on a semiconductor chip. It follows the vision of innovator Dr. Jonathan Rothberg, who did the same thing with next generation DNA sequencing through a company called Ion Torrent that was sold a decade ago to Life Technologies at Glenview Holding. And the idea is quite simple. Instead of us taking our patients to the imaging center, it takes the imaging center right to the bedside of the patient. Right now ultrasound is only performed by a very limited number of medical professionals who are trained to either use large fixed machines or cart-based machines, and we believe that it is better clinical medicine and also at a lower cost. This device can be brought in the pocket of every physician, in the hands of every nurse practitioner that needs it. Not only is this better clinically and lower cost - it cost a doctor about three dollars a day to put it in their pocket – it’s much more patient-centric that make it more convenient, so patients don't have to wait a week to schedule an appointment to go to get the image and then find out what their diagnosis is. I'm super excited about the medical benefits in this company.

Vonnie Quinn:

Yeah the ramifications for this device globally are just mind boggling if they can all be executed. What do you all plan to do with the nearly 600 million dollars in cash raised? Will that carry the company to profitability before 2024?

Larry Robbins:

The simple answer is yes. The capital that we raised is approximately double that is necessary in the business plan that will be consumed in order to get to profitability in 2024. The remainder, of course, can be used for offensive investments in order to accelerate the development. And if one thinks about the development path, today there's the Butterfly iQ+, the second generation handheld device. In 2023, that same sensor chip will be put in a wearable patch to enable home monitoring, which we believe ultimately will be an even larger market than the handheld device, which we believe will serve a substantial portion of the 40 million medical professionals around the world.

Vonnie Quinn:

It really is phenomenal Larry. You obviously have a long time in healthcare, a lot of expertise. What can you bring to the table in terms of making this accessible to more people and making the company more successful?

Larry Robbins:

We are so excited to be part of a coalition of the willing that's a partnership that has not only been aligned financially - we think it’s a fabulous financial investment - but also societally. So we joined together with the Gates Foundation, with Baillie Gifford, with Fosun Pharmaceuticals, that were investors in the private rounds. And we are pleased to be the SPAC partner and merger partner of choice. We also are joining with two leading medical institutions; UPMC Enterprises, the academic institution payer and provider in Pittsburgh, as well as Tenet Healthcare, a leading provider in the acute hospital and in the ambulatory surgery center. There's also more than a dozen institutions that all locked arms through the PIPE to invest here. Specifically what Longview and Glenview bring is connectivity not only to the financial community but importantly to the healthcare community. We are so excited about the potential for point of care ultrasound devices and the fact that Butterfly has the best price, best product and best platform, that we want to make sure that we are accelerating the connectivity of this product to make sure we get it to a patient's bedside and ultimately, by 2023, into patients’ homes. And so we’re there not only to provide capital but to provide true connectivity to the healthcare community so that we can accelerate growth.

Vonnie Quinn:

So Larry, more broadly, the pandemic has impacted everybody across the globe. Even your workforce of around 70, there's only about 10 percent in the office right now, as we're all experiencing. Talk to us about what you see in terms of both healthcare plays and value plays over the next year. I mean, everyone is talking about the rotation to value. You should be perfectly positioned, right, if this all comes to pass. Is that how you see it happening?

Larry Robbins:

It is. So certainly, you mentioned our workforce. Let's talk about the healthcare workforce. There have been no greater heroes in this effort than the doctors and nurses and researchers and lab technicians who've been helping get our country and our world through this. And so certainly our thoughts are with them rather than necessarily with our own team and with the financial community. But you're also right in saying that this has triggered the greatest rotation that we've seen into a simple trade, which is going to be long stay-at-home stocks and to avoid anything that requires mobility. We at Glenview believe that healthcare utilization will not only need to recover but likely will have to reaccelerate, as with this pandemic, what we’ve shown is that there's an underserved population that has not had universal access to healthcare. And as such, as that multiple comorbidities in the pandemic has been extremely cruel. So what we see coming out, not only for the next year but for the next few years, we have an election cycle that appears quite balanced, where it will end up in Congress, where there will likely be a moderate healthcare solution focused on not only quality affordability but on universal access. We know that there are patients that have deferred necessary medical procedures, screenings, doctor’s appointments, lab tests, we know that all that's likely to come back. And so we see a very, very strong utilization. That'll provide tailwinds for everybody from Tenet Healthcare - which is our largest investment - Bausch Help Companies - whose pharmaceutical sold into the G.I. category - have been negatively impacted by lower G.I. visits. And really across the portfolio, anything that's related to medical utilization, utilization fell by about a third in the April timeframe in the height of the pandemic. It's held up quite well as we move through the year but still is down between 5 and 20 percent across categories. We certainly see, as the vaccine rolls through the population - which we hope is between December and call it May - that we will then not only use that to improve public health and mobility, but that will provide better connectivity, so patients can again be connected with their physicians.
[…]

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Butterfly and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Butterfly’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Butterfly’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Butterfly’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and Butterfly or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and Butterfly following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Butterfly’s and the combined company’s product development activities; (10) the inability of Butterfly or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Butterfly or the combined company to identify, in-license or acquire additional technology; (12) the inability of Butterfly or the combined company to maintain Butterfly’s existing license, manufacturing, supply and distribution agreements; (13) the inability of Butterfly or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that Butterfly is currently pursuing for its product candidates; (14) the size and growth potential of the markets for Butterfly’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Butterfly’s and the combined company’s products and services and reimbursement for medical procedures conducted using Butterfly’s and the combined company’s products and services; (16) Butterfly’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Butterfly’s and the combined company’s financial performance; and (18) the impact of COVID-19 on Butterfly’s business and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing pursuant to Rule 425 under the Securities Act shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.